           TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD SIGNS LETTER OF INTENT WITH SIN HOLDINGS
ON REDLICH PROJECT

Vancouver, BC, Canada - May 20, 2010 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) announces the signing of a Letter of Intent with SIN Holdings Inc. ("SIN") (OTCBB: SNHI) whereby SIN may earn a joint venture interest in Miranda’s Redlich project in Esmeralda County, Nevada.

Under the terms of the Letter of Intent, which is to be replaced by a definitive option agreement, SIN can earn a 75% interest in Redlich by funding US$3,000,000 in qualifying expenditures over a four year period, followed by either completing a positive feasibility study within the following four years or by annually funding $1,000,000 in exploration and development during the next 10 years. An optional 10% interest, for a total of 85%, can then be earned if SIN elects to fund all costs associated with placing the project into production. The first year's commitment of $500,000 is an obligation. Upon signing the definitive option agreement, SIN shall issue Miranda 200,000 common shares in the capital of SIN.

SIN Holdings is a public company comprised of a group of successful financiers and geologists and whose focus is on advanced exploration in the Americas.

Miranda's Redlich project is located within the Walker Lane structural corridor, 55 miles (88 km) west of Tonopah, Nevada. The project consists of 113 unpatented lode claims and covers 3.7 square miles (9.5 sq. km.).  Previous drilling focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz stockwork-hosted gold surrounding the high-grade veins. Multiple drill intercepts of finely-banded quartz veins contained gold grades exceeding 0.250 oz Au/t over 2 to 15 ft (8.6 g Au/t over 0.6 to 4.6 m) .

In 2008, Mine Development Associates of Reno completed an analysis of drill and assay data on the project, including an examination in three-dimensional views. This review showed that a majority of higher grade intercepts on the project aligned along a best-fit plane trending east-west and dipping south. Higher grade gold values were also shown to occur preferentially within a discrete vertical interval along the plane. This predictability of higher grade gold in horizontal and vertical dimensions will guide the design of an efficient core drilling program in 2010.

The data disclosed in this press release have been reviewed and verified by Company Geologist and Nevada Projects Manager Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd. and now SIN Holdings Ltd.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.